FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Tax ID (CNPJ/ME) No. 47.508.411/0001-56

Company Registry NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), in consonance with Brazilian Law No. 6,404/1976 and with Brazilian Exchange Commissions (CVM) Resolution No. 44/2021, complementing the Material Fact and the Notice to the Market disclosed by GPA on May 6th and May 24th, 2022, respectively, regarding the approval of a share buyback plan (“Buyback Plan”) by the Board of Directors and by the General Shareholders’ Meeting of Almacenes Éxito S.A. (“Éxito”), a publicly traded company headquartered in Colombia, in which GPA is the controlling shareholder, hereby informs its shareholders and the market in general that the Board of Directors of GPA gathered on this date and, due to the high valorization of Éxito motivated by the suggested price of its shares, as resulting from the valuation held by the independent financial external auditing company, the members of the Board of Directors decided in favor of the adherence of GPA to the Buyback Plan.

Currently, GPA holds 96.57% of Éxito’s equity interest, of which 91.57% are held directly by GPA and the remaining 5.00% are held by its subsidiary GPA2 Empreendimentos e Participações Ltda. (“GPA2”). Therefore, considering that the Buyback Plan allows each Éxito’s shareholder to sell up to 3.40% of its equity interest, GPA shall sell 13,935,798 shares and GPA2 shall sell 760,927 shares.

Considering the sale price of each share, the total gross value of the sale shall amount to approximately R$ 386.7 million1. According to the procedures established by the Colombian regulation, GPA shall receive the value of the shares sold under the Buyback Plan until the end of the second trimester of 2022. The adherence of GPA to the Buyback Plan shalt not interfere in GPA’s condition as controlling shareholder of Éxito.

All of Éxito’s documents referring to the buyback program, including the material fact through which such program has been disclosed to the market, can be accessed in integral form on Éxito’s website (https://www.grupoexito.com.co/en).

GPA will keep the market and its shareholders informed of the existence of new material facts related to the matter.

São Paulo, June 1st, 2022.

Guillaume Marie Didier Gras

Vice-President of Finance and Investors Relations Officer

1Considering the Exchange rate of 798 pesos colombianos for each real, as published by the Brazilian Central Bank on May 31st, 2022.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 1, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.